File No. 70-9205
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-1

AMENDMENT NO. 2 TO
APPLICATION/DECLARATION WITH
RESPECT TO AMENDMENT
TO DECLARATION OF TRUST

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


EASTERN UTILITIES ASSOCIATES ("EUA")
P.O. Box 2333, Boston, Massachusetts 02107

(Names of company or companies filing this statement and addresses of their principal executive offices)

EASTERN UTILITIES ASSOCIATES

(Name of top registered holding company
parent of applicant or declarant)

CLIFFORD J. HEBERT, JR., TREASURER
EASTERN UTILITIES ASSOCIATES
P.O. Box 2333, Boston, Massachusetts 02107

(Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

ARTHUR I. ANDERSON, P.C.
McDermott, Will & Emery
75 State Street
Boston, Massachusetts 02109
Eastern Utilities Associates amends and restates Item 1 to its Application/Declaration in its entirety to read as follows:

ITEM 1. Description of Proposed Transactions.

        A.      Trust Amendments.

        Eastern Utilities Associates ("EUA"), a registered public utility holding company, files this Application/Declaration pursuant to Sections 6(a)(2), 7 and 12(e) of the Public Utility Holding Company Act of 1935 and Rules 62 and 65 thereunder (the "Application/Declaration"). EUA requests authority through December 31, 1998 to amend its Declaration of Trust dated April 2, 1928, as amended (the "Declaration of Trust") to delete provisions therein requiring approval by the holders of at least two-thirds of EUA's outstanding Common Shares prior to a sale of shares of the capital stock of a majority owned direct subsidiary of EUA if such sale would result in the loss of voting control of such a subsidiary of EUA (the "Trust Amendments").

        The principal purpose of the Trust Amendments is to provide the Association with increased flexibility to respond expeditiously to opportunities that may arise regarding the possible sale of a direct subsidiary of EUA.

        Although management of EUA may from time to time evaluate the possible sale of one or more of EUA's subsidiaries, there are no active negotiations with any potential purchasers. On May 7, 1998, EUA announced that it had ceased discussions regarding the possible sale of its EUA Cogenex Corporation ("Cogenex") subsidiary primarily because the parties were unable to agree on terms consistent with management's objective of maximizing shareholder value. There are currently no discussions or negotiations with any potential purchaser of Cogenex, but if the Trust Amendments are approved by the shareholders, a sale of Cogenex, as well as of other direct subsidiaries, could be completed without shareholder approval. The Trustees believe that removing the requirement for such approval will enhance EUA's ability to consummate such sales and possibly enhance the value to EUA and its shareholders realized from such transactions.

        Of the three other registered holding companies in New England, two of such holding companies, namely New England Electric System and Unitil Corporation, do not specifically require shareholder approval for the sale of a subsidiary.

        For all of theses reasons, EUA requests authority to amend its Declaration of Trust as described above.

        B.      Special Meeting.

        EUA proposes to a submit to its shareholders at a special meeting of shareholders, to be held on or about July 20, 1998, a proposal to approve the Trust Amendments. EUA intends to solicit proxies from its shareholders to approve the Trust Amendments. The Trust Amendments must be authorized by the vote of a two-thirds majority of the holders of EUA's outstanding Common Shares entitled to vote at the special meeting. Attached hereto as Exhibit I are forms of letters of solicitation proposed to be used and forms of all other documents proposed to be transmitted with such letters of solicitation.

        C.      Proxy Solicitation.

        EUA requests that its Application/Declaration with respect to the solicitation of proxies for voting and expenditures of money and other considerations in connection therewith be permitted to become effective forthwith as provided in Rule 62(d). Proxies will be solicited by mail and may be solicited by officers, trustees and regular employees of EUA and EUA Service Corporation personally, by telephone or facsimile. Corporate Investor Communications, Inc. has been retained by EUA to assist in the solicitation of proxies at a cost of $4,800 plus reimbursement of reasonable out-of-pocket expenses. EUA will also reimburse persons holding stock in their names or the names of their nominees for their expenses in sending solicitation materials to their principals. The cost of the solicitation and special meeting is not expected to exceed $42,000.

        Except as described herein, no associate company or affiliate of EUA or any affiliate of any such associate company has any material interest, directly or indirectly, in the proposed transaction.

SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, EUA has duly caused this statement to be signed on its behalf by the undersigned duly authorized individual.


                                                EASTERN UTILITIES ASSOCIATES,


                                                By:/s/ Clifford J. Hebert, Jr.
                                                   Clifford J. Hebert, Jr.
                                                   Treasurer


Dated:  June 10, 1998

EUA is a "Massachusetts trust" formed under Massachusetts General Laws Chapter
182. None of the provisions of Chapter 182 require the type of shareholder vote which the Trusts Amendments eliminate. Similarly, Massachusetts General Laws Chapter 15 6B, which governs most business corporations organized in Massachusetts, does not require this type of shareholder vote. Chapter 156B does require a two-thirds shareholder vote in connection with a corporation's sale of all or substantially all of its assets (Section 75) and a merger (Section 78) and a majority vote in connection with a dissolution. Similarly,
Article 28 of EUA's Declaration of Trust, as amended, will continue to require a two-thirds shareholder vote for a dissolution and liquidation of assets or a merger. It should also be noted that Section 312.00 of the New York Stock Exchange Company Manual Rules relating to transactions which require shareholder approval does not require shareholder approval for the sale of a subsidiary. Section 204.15 of those rules only requires that prompt notice of such a sale be given to the exchange if it materially affects the financial position of the company.

The following provision, however, regarding the sale of all or substantially all of the trust estate is located in Article 4 (e) of New England Electric System's Declaration of Trust:

                4. The Trustee shall have the power, with the consent or at the direction of the Board of Directors of the Company and on such terms and conditions as the Board of Directors shall determine, subject to the other limitations and conditions of these presents, from time to time:

                (e) To sell by public auction or private contract or otherwise use and deal in and with the whole or any part of the trust estate, and to convert, exchange or refund the whole or any part of the trust estate for or into any shares , bonds or other securities or obligations, property or effects in which the Trustee might, under the provisions hereof, invest any moneys forming part of the trust estate and whether or not such transaction is with a Shareholder or a company in which a Shareholder is interested; provided however that no sale or other disposition of the trust estate as a whole or substantially as a whole shall be made prior to the termination of these trusts without authorization or approval by vote, at a meeting duly called for the purpose upon at least twenty (20) days notice, of two-thirds of the shares outstanding and entitled to vote thereon, but this proviso shall not apply to any mortgage, pledge or charge or to any disposition pursuant thereto.